                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2007

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes [_]     No [X]

The following are included in this Report on Form 6-K:

1. Press release dated January 30, 2007.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Forms F-3 No. 333-104147, and No.
333-13806.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: January 30, 2007                                   By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

Yuval Ruhama                                 Mor Abraham
CFO                                          Marketing Communications Manager
Metalink Ltd.                                Metalink Ltd.
Tel: 972-9-9605395                           Tel:  972-9-9605406
Fax: 972-9-9605544                           Fax:  972-9-9605544
yuvalr@metalinkbb.com                        amor@metalinkbb.Com

METALINK REPORTS FOURTH QUARTER AND ANNUAL RESULTS FOR 2006

YAKUM, ISRAEL, JANUARY 30, 2007 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance wireless and wireline broadband communication silicon solutions, today announced results for the fourth quarter and full year ended December 31, 2006.

FINANCIAL RESULTS

Revenues for the fourth quarter were $3.6 million compared to $4.2 million for the third quarter of 2006. Revenues for the fourth quarter of 2005 were $4.4 million. Net loss for the fourth quarter of 2006 was $3.9 million, or ($0.20)
per share, same as the third quarter of 2006. Net loss for the fourth quarter of
2005 was $2.9 million, or ($0.15) per share. Net loss for the third and the fourth quarter of 2006 includes stock-based compensation expenses of $0.29 million and $0.3 million, respectively, recorded as a result of the adoption of
SFAS 123(R).

For 2006, revenues were $14.5 million, same as for 2005. Net loss for the year
2006 was $16.2 million, or ($0.83) per share, compared to a net loss of $16.3 million, or ($0.84) per share for 2005. Net loss for 2006 includes stock-based compensation expenses of approximately $1.2 million recorded as a result of the implementation of SFAS 123(R). All revenues for 2006 were derived from legacy
DSL business.

Metalink's cash, cash equivalents, short and long-term investments at the end of
2006 were $28.6 million, compared to $31.4 million at the end of the third quarter of 2006.

In the fourth quarter of 2006 Metalink wrote off approximately $1 million of inventory designated mainly for one customer, offset by non-refundable fees received from the same customer in the amount of $1 million.

2006 HIGHLIGHTS - MOMENTUM BUILDING FOR METALINK'S CONSUMER ELECTRONICS
(CE)-GRADE 802.11N WLANPLUS(TM)

HIGH-PROFILE BUSINESS ENGAGEMENTS DURING 2006

     o During 2006, a majority of the television manufacturers in China and
Korea, along with two top-tier Japanese television manufacturers, designed devices that integrate Metalink's WLANPLUS chipset family. In addition, numerous
CE vendors designed Digital Media Adaptors (DMAs) that incorporate Metalink's chipset to enhance legacy televisions with wireless high-definition television
(HDTV) streaming capabilities. Several of these products were displayed during the Consumer Electronic Show (CES) in January 2007.

     o During the year, two of the world's top three set-top box (STB)
market-share leaders, and a number of additional STB manufacturers, chose
Metalink's chipset for their 802.11n IP STBs. One of the market-share leaders and many of the other manufacturers featured Metalink in their CES 2007 demonstrations.

     o During 2006, all of the leading IC vendors for video decoders (excluding direct 802.11n competitors) engaged Metalink as their 802.11n partner and featured Metalink-enabled products at CES 2007.

     o Several industry leading network processor IC vendors have engaged with
Metalink during 2006. At CES 2007, these vendors displayed next-generation
Residential Gateways that incorporate Metalink silicon to support wireless streaming of HD video, data and IP-Telephony, together with other cutting-edge features.

CE-GRADE 802.11N TECHNOLOGY LEADERSHIP

     o THE INDUSTRY'S FIRST CE-GRADE DUAL-BAND 802.11N-COMPLIANT chipset was unveiled by Metalink in December 2006. This was the second generation of its industry-leading WLANPLUS chipset. Designed to enable high-throughput, rich-content, quality-critical applications, WLANPLUS provides the foundation for a robust, full-coverage wireless home entertainment network. WLANPLUS supports both 2.4GHz and 5GHz, together with the most demanding optional specifications of the 802.11n standard. This gives it functionality that is critical for the streaming of high-quality HDTV content throughout the home.
Wi-Fi CE certification recently specified the 5Ghz support as mandatory for consumer electronics, and Metalink is the pioneer in supporting 802.11n in the
5GHz band for wireless HD video distribution. Furthermore, IEEE recently mandated that in cases where neighboring networks are active in the 2.4GHz band, the network must fall back to 20MHz mode, i.e. less than half the network capacity is utilized.

     o SUCCESSFUL EXTENSIVE TRIALS by major operators worldwide, including telecommunications companies in Italy, Germany, United Kingdom and United
States. These operators have evaluated WLANPLUS-based platforms, thereby validating the superiority of Metalink's WLANPLUS chipsets and paving the way for their deployment.

STRONG INDUSTRY MOMENTUM

     o The 802.11n standard ratification process is converging. IEEE Draft 1.0 was unanimously approved in January 2006, and an official Draft 2.0 will be submitted for a full technical review in the near future. Furthermore, the Wi-Fi organization (Wi-Fi Alliance) is progressing according to an agreed schedule toward product certification anticipated to occur in mid-2007.

     o Intel recently announced that it expects to commence shipping laptops with 802.11n chipsets soon, and has already begun its certification process for its Centrino Duo.

     o Microsoft has begun a compatibility certification process for Vista, the next generation of the Windows Starter family, which supports 802.11n. Vista is expected to be broadly available by the end of January 2007.

COMMENTS OF MANAGEMENT

Commenting on the results, Metalink's Chairman and CEO, Tzvika Shukhman, said,
"2006 was the year that Metalink emerged as the clear leader of the Wi-Fi for digital home entertainment space. As one of the first to foresee the multi-billion dollar potential of this market, we have invested hundreds of engineering man-years in our 802.11n-compliant chipsets ahead of the competition, and already in late 2005 became the first to demonstrate
CE-optimized technologies. Now, we have introduced our second-generation product and achieved far-reaching co-operations with tier-1 IC vendors, major consumer electronics makers and ODMs. As such, we have established Metalink as the source of best-of-breed CE-grade 802.11n solutions and a one-stop-shop for connected-home product lines."

Mr. Shukhman concluded, "Taken as a whole, we are excited and optimistic as we enter into 2007. Our 802.11n focus of the past few years has given us a strong early mover advantage, positioning us to benefit from the emergence of the huge connected home marketplace. With leading technology, powerful alliances and encouraging design wins, we believe we are at an inflection point, and are working diligently to take full advantage of it."

METALINK'S FOURTH QUARTER 2006 CONFERENCE CALL will be broadcast "live" in listen-only mode via its website on Tuesday, January 30, 2007 at 9:00 AM EST.

ABOUT METALINK

Metalink Broadband (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink aims to redefine the home broadband experience by introducing WLANPLUS
- a high-throughput wireless LAN technology, 5-10 times faster than currently available wireless LAN 802.11a/b/g technologies. Featuring MIMO technology adopted by the 802.11n standardization, WLANPLUS enables room-to-room networking of multiple high-definition video streams.

Metalink's DSL products offer service providers a cost-effective network upgrade to support triple-play services. Using Metalink's innovative VDSL technologies operators can deliver fiber-like speeds over existing copper infrastructure.
Metalink's chipsets are deployed in millions of DSL lines by leading service providers worldwide.

Metalink is a fabless semiconductor company headquartered in Yakum, Israel. The company has subsidiaries in Atlanta (US), South Korea, and Japan as well as offices in China. Further information is available at http://www.metalinkbb.com

                                   ----------

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (Tables follow)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                                   DECEMBER 31,
                                                                            --------------------------
                                                                              2006             2005
                                                                            ---------        ---------
                                                                            (U.S. DOLLARS IN THOUSANDS)
                                                                            --------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                 $   4,775        $   7,134
  Short-term investments                                                       18,317           20,142
  Trade accounts receivable                                                     2,025            2,880
  Other receivables                                                               422            1,498
  Prepaid expenses                                                                584              695
  Inventories                                                                   3,171            4,250
                                                                            ---------        ---------
     Total current assets                                                      29,294           36,599
                                                                            ---------        ---------

LONG-TERM INVESTMENTS                                                           5,520           10,589
                                                                            ---------        ---------

SEVERANCE PAY FUND                                                              1,955            1,802
                                                                            ---------        ---------

PROPERTY AND EQUIPMENT, NET                                                     3,517            3,863
                                                                            =========        =========
                                                                            $  40,286        $  52,853
                                                                            =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                    $   2,280        $   1,639
  Other payables and accrued expenses                                           4,058            3,862
                                                                            ---------        ---------
     Total current liabilities                                                  6,338            5,501
                                                                            ---------        ---------

ACCRUED SEVERANCE PAY                                                           3,065            2,747
                                                                            ---------        ---------
SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding - 20,653,826 and 20,358,373 shares
    as of December 31, 2006 and 2005, respectively)                               614              607

  Additional paid-in capital                                                  133,119          130,810
  Deferred stock compensation                                                       -               (6)
  Accumulated other comprehensive loss                                            (52)            (228)
  Accumulated deficit                                                         (92,913)         (76,693)
                                                                            ---------        ---------
                                                                               40,768           54,490

  Treasury stock, at cost; 898,500 as of
     December 31, 2006 and 2005                                                (9,885)          (9,885)
                                                                            ---------        ---------
     Total shareholders' equity                                                30,883           44,605
                                                                            =========        =========
                                                                            $  40,286        $  52,853
                                                                            =========        =========

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       THREE MONTHS ENDED                         YEAR ENDED
                                                           DECEMBER 31,                           DECEMBER 31,
                                                 --------------------------------        --------------------------------
                                                     2006                 2005               2006                2005
                                                 ------------        ------------        ------------        ------------
                                                           (UNAUDITED)
                                                 --------------------------------
                                                       (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                                 -------------------------------------------------------------------------

Revenues                                         $      3,620        $      4,447        $     14,476        $     14,529

Cost of revenues:
   Costs and expenses                                   1,923               1,996               7,071               6,938
   Royalties to the Government
      of Israel                                            94                 117                 436                 392
                                                 ------------        ------------        ------------        ------------
      TOTAL COST OF REVENUES                            2,017               2,113               7,507               7,330
                                                 ============        ============        ============        ============

      GROSS PROFIT                                      1,603               2,334               6,969               7,199
                                                 ------------        ------------        ------------        ------------

Operating expenses:
   Gross research and development                       4,859               4,808              20,498              20,117
   Less - Royalty bearing and other grants                814                 872               2,882               3,477
                                                 ------------        ------------        ------------        ------------
      RESEARCH AND DEVELOPMENT, NET                     4,045               3,936              17,616              16,640

   Selling and marketing                                1,234               1,186               4,892               5,765
   General and administrative                             547                 459               1,985               2,254
   Non-cash compensation                                    -                   2                   -                  17
                                                 ------------        ------------        ------------        ------------
      TOTAL OPERATING EXPENSES                          5,826               5,583              24,493              24,676
                                                 ============        ============        ============        ============

      OPERATING LOSS                                   (4,223)             (3,249)            (17,524)            (17,477)

Financial income, net                                     309                 308               1,304               1,189
                                                 ------------        ------------        ------------        ------------

      NET LOSS                                         (3,914)             (2,941)            (16,220)            (16,288)
                                                 ============        ============        ============        ============

Loss per ordinary share:
Basic                                            $      (0.20)       $      (0.15)       $      (0.83)       $      (0.84)
                                                 ============        ============        ============        ============
Diluted                                          $      (0.20)       $      (0.15)       $      (0.83)       $      (0.84)
                                                 ============        ============        ============        ============

Shares used in computing
   loss per ordinary share:
        Basic                                      19,711,221          19,440,086          19,625,316          19,350,625
                                                 ============        ============        ============        ============
        Diluted                                    19,711,221          19,440,086          19,625,316          19,350,625
                                                 ============        ============        ============        ============